SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 29, 2006
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period: N/A
Commission File Number 1-267
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: ALLEGHENY ENERGY EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALLEGHENY ENERGY, INC.

800 Cabin Hill Drive

Greensburg, Pennsylvania   15601

Allegheny Energy

Employee Stock Ownership and Savings Plan

TABLE OF CONTENTS

Page No.

Signatures	3

Report of Independent Registered Public Accounting Firm	5
Financial Statements:
Statements of Net Assets Available for Benefits as of December 29, 2006 and 2005	6

Statement of Changes in Net Assets Available for Benefits for the Fiscal Year Ended December 29, 2006	7

Notes to Financial Statements	8
Supplemental Schedule:
Schedule H, Line 4(i): - Schedule of Assets (Held at End of Year) as of December 29, 2006	16

Exhibits:
Exhibit 23 – Consent of Independent Registered Public Accounting Firm	17

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s
Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 18, 2007	Allegheny Energy Employee Stock Ownership and Savings Plan /s/ Philip L. Goulding
Senior Vice President and Chief Financial Officer Allegheny Energy, Inc.

ALLEGHENY ENERGY

EMPLOYEE STOCK OWNERSHIP AND

SAVINGS PLAN

Financial Statements

For the Fiscal Years ended

December 29, 2006 and 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Allegheny Energy Employee Stock

Ownership and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Allegheny Energy Employee Stock Ownership and Savings Plan (the “Plan”) at December 29, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 29, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4(i): Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania

June 15, 2007

Allegheny Energy

Employee Stock Ownership and Savings Plan

Statements of Net Assets Available for Benefits

As of December 29, 2006 and 2005

(In thousands)	2006	2005
ASSETS

Cash and cash equivalents	$ 420	$ 550
Investments at fair value (Notes 2, 3, and 4)	744,854	631,638
Total assets	745,274	632,188

LIABILITIES

Accrued expenses	20	-
Net assets available for benefits at fair value	745,254	632,188

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	392	-

Net assets available for benefits	$745,646	$632,188

The accompanying notes are an integral part of these financial statements.

Allegheny Energy

Employee Stock Ownership and Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Fiscal Year Ended December 29, 2006

(In thousands)
ADDITIONS
Additions to net assets attributed to: Investment income: (Notes 2, 3, and 4)
Net appreciation in fair value of investments	$118,227
Dividend and interest income	12,758
Other	120

Contributions: (Note 1)
Employer	7,534
Participants	25,520

Total additions		164,159

DEDUCTIONS
Deductions from net assets attributed to: (Notes 1 and 2)
Benefits paid to participants	50,528
Loan administration fees paid from participants accounts	63
Administrative expenses	110

Total deductions		50,701

Net increase		113,458

Net assets available for benefits:
Beginning of period		632,188
End of period		$745,646

The accompanying notes are an integral part of these financial statements.

Allegheny Energy

Employee Stock Ownership and Savings Plan

Notes to Financial Statements
December 29, 2006 and 2005

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Allegheny Energy Employee Stock Ownership and Savings Plan (the “Plan”) is intended to give a general summary of its principal provisions. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan has two segments: a savings segment and a stock ownership segment. The savings segment entitles participants to make pre-tax and after-tax contributions from their eligible earnings with additional matching contributions as described below provided directly by Allegheny Energy Service Corporation (“AESC”), the Plan sponsor and a wholly owned subsidiary of Allegheny Energy, Inc. (“Allegheny” or “Company”). The AESC contributions are subsequently reimbursed to AESC by its affiliates for which it provides staffing services. The employee stock ownership segment of the Plan enabled employees to become beneficial owners of the common stock of Allegheny.

Participation

All full-time employees of AESC not represented by a collective bargaining unit are eligible to participate in the Plan. Part-time and temporary employees are eligible to participate if they are scheduled to work at least 1,000 hours in a year.

Employees represented by a collective bargaining unit that has entered into a written agreement with AESC that provides for participation in the Plan are also eligible to participate.

Effective July 1, 2006, new employees who do not make an affirmative election to make (or not make) pre-tax contributions to the Plan shall be deemed to have made an election to contribute 3% for each payroll period the employee is eligible to participate in the Plan. A new employee who has automatically enrolled in the Plan and who has not made an affirmative election as to the investment of his or her account shall have his or her account invested in the age appropriate “Target Fund” made available to employees under the Plan. The Target Fund is an investment alternative that provides a mixture of fixed income and equity investments that are matched to an individual’s age and an assumed retirement age of 65. The Investment Committee (“Fiduciary”), appointed by the Company’s Chief Executive Officer, has designated the Target Fund as the appropriate investment alternative for employees who have failed to make an affirmative contribution election under the Plan.

Contributions

The Plan allows each participating employee to contribute through payroll deductions from 2% to 15% of their pre-tax earnings to any investment option within the Plan. Effective August 1, 2005, the pre-tax deferral limit increased from 12% to 15%. Under Federal law, the maximum contribution from pre-tax earnings was $15,000 for 2006 and $14,000 for 2005. Participants who have attained age 50 before the close of the plan year are eligible to make additional pre-tax catch-up contributions. An individual’s total catch-up contributions during 2006 cannot exceed $5,000. AESC makes a matching contribution of 50% of the first 6% of pre-tax earnings contributed by a participant. Participants can also elect after-tax contributions up to 6% of their compensation in 1% increments. AESC does not match after-tax contributions.

Allegheny Energy

Employee Stock Ownership and Savings Plan

Notes to Financial Statements (continued)
December 29, 2006 and 2005

Participant pre-tax and post-tax contributions are paid directly to the Plan’s trustee two to three business days after payroll is paid. AESC’s matching contribution is made to the trustee on a quarterly basis. AESC’s contributions were made in cash in 2006 and in Allegheny common stock in 2005. AESC’s contributions made in cash are invested in accordance with each participant’s investment allocation. For AESC contributions made in Allegheny common stock, the Allegheny common stock was valued at the average of the daily high and low prices for the ten (10) consecutive trading days immediately preceding the date of transfer to the Trustee.

Effective August 21, 2006, the Company made a discretionary contribution to the account of each member (i) who was not a highly compensated employee, (ii) who had all or a portion of his or her account invested in one or more of the following investment funds at any time between April 18, 2006 and July 30, 2006: T. Rowe Price International Stock Fund; Allianz NFJ Dividend Value Fund; Boston Company International Core Equity Fund; and Boston Company Small Cap Value Fund, and (iii) whose account was reduced by reason of a redemption fee being assessed upon the member’s election to transfer amounts out of such funds during that time. The amount of the discretionary contribution was equal to the greater of (i) the amount of the redemption fees assessed, or (ii) the amount of the redemption fees assessed as adjusted for investment earnings from the date the redemption fees were assessed through July 31, 2006. The contribution to the Plan related to this matter was $31,141 and was funded by T. Rowe Price.

Allegheny Common Stock

Participants have the option to have any dividend payable, with respect to Allegheny common stock held on the record date for such dividend, to be credited to the participant’s account or to be paid in cash directly to the participant.

All participants have the option of either continuing to hold Allegheny common stock credited to their account through employer match or pre-1987 Employee Stock Ownership and Savings Plan (“ESOSP”) shares, or selling any or all of those shares and reinvesting in other investment options in the Plan.

Allocation

Company contributions to the employee stock ownership segment of the Plan ceased with the Plan year 1986.

Investment earnings are allocated to members based on their cumulative share allocation. The contributions to the savings segment of the Plan are allocated based on the investment elections made by each participant. Dividend and interest income, as well as capital gains distributions are allocated based upon the ratio of each participant’s investment in any selected fund to the total investment of all participants in such fund.

Vesting

Participants are immediately fully vested in all participant contributions and earnings attributable to such contributions. Participants are fully vested in AESC’s contribution after 12 months of service.

Allegheny Energy

Employee Stock Ownership and Savings Plan

Notes to Financial Statements (continued)
December 29, 2006 and 2005

Forfeitures

Any participant who terminates employment with AESC will forfeit the non-vested portion of his/her account. A forfeiture will occur at the earlier of the date the participant has received a distribution from the Plan or after five consecutive one year breaks in service. Such forfeitures will be applied to reduce contributions made by AESC to the ESOSP or, starting January 1, 2006, to offset reasonable expenses of the Plan. Allegheny’s employer match for 2006 was reduced by $49,004 by using forfeited contributions. At December 29, 2006 and 2005, the forfeited nonvested account totaled $3,556 and $47,190 respectively.

Participant Loans

An employee who has participated in the savings segment for at least one year may borrow against his or her account balance subject to the provisions described in the Plan. The principal amount of an employee’s loan may not exceed the lesser of 50% of the pre-tax contributions and rollover account balance or $50,000, reduced by the difference between the highest outstanding loan balance during the preceding 12-month period and the outstanding loan balance on the date the new loan is to be made.

The interest rate of each loan is set at a rate 1% above the prime rate published in The Wall Street Journal on the effective date of the loan. Currently, the interest rates on outstanding loans are between 5% and 11.5%. Interest payments are deposited into the employee’s account and are shown in the dividend and interest income line on the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

A participant’s account in the savings and/or employee stock ownership segment of the Plan will be distributed to the participant or the participant’s designated beneficiary in a lump-sum payment either upon election to receive distribution of a deferred account or, unless deferral has been elected, upon termination of employment, retirement, or death. The participant may elect to make a withdrawal of post-tax contributions and earnings at any time. A withdrawal of an active participant’s pre-tax contribution can be made, provided that (1) the participant first withdraws all amounts in the post-tax account and (2) the withdrawal is based on an immediate financial need created by hardship.

A participant who retires or whose employment is terminated (excluding death) prior to attaining age 55 and whose total account balance is $1,000 ($5,000 for the period prior to March 28, 2005) or more (excluding rollover contributions) may elect to defer receipt of his or her distribution until any time after attaining age 55. A participant who defers retirement and attains age 70 1/2 will receive a distribution from the Plan no later than April 1 of the calendar year following the calendar year in which he or she attains age 70 1/2, or April 1 of the calendar year following termination of employment, if later.

Allegheny Energy

Employee Stock Ownership and Savings Plan

Notes to Financial Statements (continued)
December 29, 2006 and 2005

Administration

The Plan is administered by the Employee Benefits Committee (“Fiduciary”), which is appointed by AESC’s Chief Executive Officer. Plan assets are held in trust under an arrangement with T. Rowe Price Trust Company (“Trustee”) and the record keeping with respect to individual participant accounts is maintained by T. Rowe Price Retirement Plan Services, Inc., (both wholly-owned subsidiaries of T. Rowe Price Associates, Inc. which is wholly owned by T. Rowe Price Group, Inc.) based on information furnished by AESC and the participants. The investments of the plan are managed by the Investment Committee.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

General

The Plan’s financial statements are presented on the accrual basis of accounting, except that benefits are recorded when paid.

Investment Valuation and Income Recognition

The investments are stated at fair market value based on quoted market prices at the close of the Plan year. Participant loans are valued at cost, which approximates fair market value. Cash and cash equivalents represent amounts in a settlement account for subsequent purchases or for sales not settled at year-end. Security transactions are accounted for on the trade date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Accounting Guidance

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Party in Interest

The Plan invests in certain funds managed by the Trustee and the common stock of the Company. The income of the Plan is derived from these funds and the common stock of the Company; therefore, these transactions qualify as party-in-interest transactions under ERISA.

Allegheny Energy

Employee Stock Ownership and Savings Plan

Notes to Financial Statements (continued)
December 29, 2006 and 2005

Administrative Expenses

In 2006, substantially all administrative expenses of the Plan were paid from a nonparticipant-directed account established under the Plan and funded by T. Rowe Price. Prior to 2006, AESC paid the Plan expenses.

New Accounting Pronouncement

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value and establishes a framework for measuring fair value when fair value is required for recognition or disclosure purposes under GAAP. The standard also expands disclosure about fair value measurement but does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently completing the process of determining the effect of SFAS No. 157 on the Plan’s financial statements.

NOTE 3 - INVESTMENT OPTIONS

Plan participants are able to invest in any combination of Allegheny common stock and investment options offered by T. Rowe Price Investment Company. Beginning June 1, 2006, participants could also invest in funds offered by Mellon Institutional Funds, PIMCO, Fidelity Investments, Allianz Global Investors, Goldman Sachs, Vanguard, and William Blair Investors. Participants are able to have payroll-deducted salary deferrals invested and are able to voluntarily move their salary deferrals and company contributions in to and out of the Allegheny common stock and the other investment options. The Company has put in place restrictions on the purchase or sale of Allegheny common stock to attempt to prohibit “insider trading.” “Safe harbor” periods have been established during which any transactions in Allegheny common stock by certain employees may be undertaken.

NOTE 4 – INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets (dollar amounts in thousands).

	Fair Value at December 29,
	2006	2005

Allegheny Energy, Inc. common stock, 5,160,117 and 6,403,129 shares, respectively	$236,901	$202,915
Mutual Funds T. Rowe Price Blue Chip Growth Fund, 3,686,885 and 3,083,168 shares, respectively	131,732	101,282
Boston Company International Core Equity Fund, 890,099 and 0 shares, respectively	37,892	--
T. Rowe Price Spectrum Growth Fund, 1,863,204 and 1,932,523 shares, respectively	38,009	35,385

Common Trust Funds T. Rowe Price Equity Index Trust, 1,777,836 and 2,235,853 shares, respectively	73,602	80,468
T. Rowe Price Stable Value Common Trust Fund, 46,101,636 and 0 shares, respectively*	45,710	--

* - Includes $31 of nonparticipant-directed funds.

Allegheny Energy

Employee Stock Ownership and Savings Plan

Notes to Financial Statements (continued)
December 29, 2006 and 2005

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (dollar amounts in thousands).

Allegheny Energy, Inc. common stock	$80,695
Mutual funds	27,472
Common trust funds	10,060
Total	$118,227

NOTE 5 – INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 2006, the Plan began to allow participants to invest in the T. Rowe Price Stable Value Common Trust Fund (the Fund). The Fund invests principally in guaranteed investment contracts issued by insurance companies, investment contracts issued by banks, synthetic investment contracts issued by banks, insurance companies and other related securities. These investment contracts are intended to maximize current income consistent with the maintenance of principal while permitting participant-initiated benefit-responsive withdrawals for certain events.

As described in Note 2, because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts. Contract value, as reported to the Plan, is cost plus accrued income minus redemptions. Contract value is the amount participants would receive if they were to initiate permitted withdrawals under the terms of the Plan.

Certain events limit the ability of the Fund to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Fund which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawals. Such events include, but are not limited to, the following: (1) partial or complete legal termination of the trust, (2) tax disqualification of the trust or a participant, or (3) certain trust amendments if issuers’ consent is not obtained. As of December 31, 2006, the occurrence of an event outside the normal operation of the Fund which would cause a withdrawal from an investment contract is not considered to be probable.

Average yields

Based on actual earnings	4.19%
Based on interest rate credited to participants	4.19%

NOTE 6 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 29, 2006

Net assets available for benefits per the financial statements	$745,646
Adjustment for excess contract value over fair value for the T. Rowe Price Stable Value Common Trust Fund	392
Adjustment for amounts allocated to withdrawing participants	2
Net assets available for benefits per the Form 5500	$745,252

Allegheny Energy

Employee Stock Ownership and Savings Plan

Notes to Financial Statements (continued)
December 29, 2006 and 2005

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

For the year ended December 29, 2006

Benefits paid to participants per the financial statements	$50,528
Add: Amounts allocated to withdrawing participants	2
Benefits paid to participants per Form 5500	$50,530

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 29, 2006, but not yet paid as of that date.

NOTE 7 - PLAN TERMINATION

The Board of Directors of AESC reserves the right to amend or terminate the Plan without the consent of any employee, participant, beneficiary, or other person, provided that no such amendment or other modification to the Plan shall make it possible for any part of the Plan’s funds to be used for, or diverted to, purposes other than for the exclusive benefit of participants and beneficiaries under the Plan (other than such part as is required to pay administrative expenses). In the event of plan termination, all participants will become fully vested in their account balances. The Plan is neither subject to nor insured by the Pension Benefit Guaranty Corporation established by ERISA.

NOTE 8 - TAX STATUS

The Company received a favorable determination letter from the Internal Revenue Service (IRS) dated December 3, 2003, stating that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”) and remained exempt from federal income tax. The Plan was amended subsequent to the receipt of the most recent determination letter. A new request was filed on January 31, 2007. No action has been taken by the IRS, however, the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

NOTE 9 - RISKS AND UNCERTAINTIES

The Plan provides for various investment options in participant directed funds. These funds consist of assets held primarily in Allegheny common stock and mutual funds. The underlying assets consist of a combination of stocks, bonds, or fixed income securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near-term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Allegheny Energy
Employee Stock Ownership and Savings Plan

Notes to Financial Statements (continued)
December 29, 2006 and 2005

NOTE 10 – COMMITMENT AND CONTINGENCIES

In February and March 2003, two putative class action lawsuits were filed against Allegheny in U.S. District Courts for the Southern District of New York and the District of Maryland. The suits alleged that Allegheny and a senior manager violated the Employee Retirement Income Security Act (ERISA) by: (a) failing to provide complete and accurate information to plan beneficiaries regarding the energy trading business, among other things; (b) failing to diversify plan assets; (c) failing to monitor investment alternatives; (d) failing to avoid conflicts of interest and (e) violating fiduciary duties. The ERISA cases were consolidated in the District of Maryland. On April 26, 2004, the plaintiffs in the ERISA cases filed an amended complaint, adding a number of current and former directors of Allegheny as defendants and clarifying the nature of their claims. Allegheny has entered into an agreement to settle the consolidated ERISA class actions and on February 13, 2007, the District Court entered an order preliminarily approving the settlement. The proposed settlement remains subject to court approval, following notice to class members. Under the proposed settlement, the consolidated ERISA class actions will be dismissed with prejudice in exchange for a cash payment of $4 million, of which approximately $3.9 million will be made by Allegheny Energy’s insurance carrier.

Allegheny Energy
Employee Stock Ownership and Savings Plan

Plan Number: 002

Employer Identification Number: 13-1993896

Schedule H, Line 4(i): Schedule of Assets (Held at End of Year)

As of December 29, 2006

(a)	(b)	(c )	(d)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	Common stock:
*	Allegheny Energy, Inc.	Common Stock	$236,900,954
	Registered investment company:
*	T. Rowe Price	Blue Chip Growth Fund	131,732,405
*	T. Rowe Price	Equity Index Trust	73,602,433
*	T. Rowe Price	Stable Value Common Trust Fund	45,709,779
*	T. Rowe Price	Spectrum Growth Fund	38,009,370
	Mellon Institutional Funds	The Boston Company International Core Equity Fund	37,891,534
	Mellon Institutional Funds	The Boston Company Small Cap Value Fund	30,592,788
	PIMCO	PIMCO Total Return Fund	26,412,401
	Allianz Global Investors	Allianz NFJ Dividend Value Fund	21,545,776
	Fidelity Investments	Fidelity Advisor Strategic Income Fund	18,965,044
*	T. Rowe Price	Retirement 2020 Fund	15,117,325
*	T. Rowe Price	Retirement 2010 Fund	8,634,403
*	T. Rowe Price	Retirement 2015 Fund	8,424,137
*	T. Rowe Price	Retirement 2025 Fund	6,982,756
*	T. Rowe Price	Retirement 2030 Fund	6,427,639
	Goldman Sachs	Goldman Sachs Mid Cap Value Fund	4,944,510
*	T. Rowe Price	Mid Cap Growth Fund	4,378,279
	William Blair Funds	William Blair Small Cap Growth	3,625,838
*	T. Rowe Price	Small Cap Value Fund	3,185,472
	Vanguard	Vanguard Strategic Equity Fund	2,586,027
*	T. Rowe Price	Retirement 2035 Fund	2,188,902
*	T. Rowe Price	Retirement Income Fund	1,748,067
*	T. Rowe Price	Retirement 2005 Fund	889,394
*	T. Rowe Price	Retirement 2040 Fund	784,628
*	T. Rowe Price	Retirement 2045 Fund	392,241
			731,672,102
*	Participant Loans (5.0% to 11.5%)		13,181,677
	Uninvested Cash and Cash Equivalents		420,018
	Total investments		$745,273,797
*	Represents a party-in-interest for which a statutory exemption exists.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-113660) of Allegheny Energy, Inc. of our report dated June 15, 2007 relating to the financial statements of Allegheny Energy Employee Stock Ownership and Savings Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 15, 2007